Exhibit 4.08

                      LIFSCHULTZ INDUSTRIES, INC.

                       CERTIFICATE OF AMENDMENT
                                   OF
                      CERTIFICATE OF INCORPORATION

     LIFSCHULTZ INDUSTRIES, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the
"Corporation"),

     DOES HEREBY CERTIFY:

     The amendment to the Corporation's Certificate of Incorporation set forth below amending Article IV was approved and adopted by the Corporation's Board of Directors at a duly held meeting of the Board on February 25, 1998, and subsequently approved and adopted by the Corporation's shareholders by written consent in lieu of a meeting, all in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware (including the giving of written notice of such consent to the Corporation's shareholders not consenting in writing):

     Article IV of the Corporation's Certificate of Incorporation shall be amended to read in its entirety:

                              ARTICLE IV
                            CAPITALIZATION
                            --------------

          The total number of shares of all classes of capital stock which this Corporation shall have authority to issue is ONE MILLION SEVEN HUNDRED FIFTY THOUSAND (1,750,000) shares of par value stock; ONE HUNDRED THOUSAND (100,000) shares of $0.01 (One
     Cent) par value per share to be preferred shares and ONE MILLION SIX HUNDRED FIFTY THOUSAND (1,650,000) shares of $0.001 (One Tenth Cent) par value per share to be common shares. All or any part of the shares of the preferred or common stock may be issued by the Corporation from time to time and for such consideration as may be determined and fixed by the Board of Directors, as provided by law, with due regard to the interest of the existing shareholders; and when such consideration has been received by the Corporation, such shares shall be deemed fully paid and non-assessable.


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          The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

     The authority of the Board with respect to each such series shall include, but not be limited to, determination of the following:

          (a) The number of shares constituting that series and the distinctive designation of that series;
          (b) The dividend rate, if any, on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;
          (c) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;
          (d) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;
          (e) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;
          (f) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;
          (g) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;
          (h) Any other relative rights, preferences, and limitations of that series.

          The Certificates of Designation filed by the Corporation with the Delaware Secretary of State on January 17, 1991, for Series A Convertible Preferred Stock and on March 31, 1994, for Series E Convertible Preferred Stock, as amended by a Certificate of Decrease and Elimination filed February 26, 1998, shall continue to be valid designations by the Corporation's Board of

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     Directors of its preferred stock pursuant to the provisions of this Article IV.

          Effective as of 5:00 p.m., Delaware time, January
     27, 1998 (the "Effective Date"), each one share of the Company's Common Stock issued and outstanding on the Effective Date shall be automatically changed without further action into one-fiftieth of a fully paid and nonassessable share of the Company's Common Stock, provided that no fractional shares shall be issued pursuant to such change. The Company shall issue to each shareholder who, based on the aggregate number of shares held by such shareholder, would otherwise be entitled to a fractional share as a result of such change, one additional whole share.

     IN WITNESS WHEREOF, LIFSCHULTZ INDUSTRIES, INC. has caused this Certificate to be signed by David K. Lifschultz, its Chief Executive Officer, this 26th day of February, 1998.

                                LIFSCHULTZ INDUSTRIES, INC.


                                By:  DAVID K. LIFSCHULTZ
                                     -------------------
                                     David K. Lifschultz, CEO